================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                               SCHEDULE 14D-1/A
                               (Amendment No. 2)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                           ------------------------

                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                            -----------------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                            -----------------------

                                  591680 103
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                 John W. Peace
                Executive Director and Chief Executive Officer
                   of Experian information services division
                       The Great Universal Stores P.L.C.
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                            -----------------------

                                   Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                            Chicago, Illinois 60606
                                (312) 876-8000

                                March 20, 1998
            (Date of Event Which Requires Filing of this Statement)


                           CALCULATION OF FILING FEE


================================================================================
                Transaction
                Valuation/*/                   Amount of Filing Fee
--------------------------------------------------------------------------------
                $734,793,239                         $146,959

================================================================================

/*/ Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $31.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $31.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X]       Check box if any part of the fee is offset as provided by Rule 0-11
          (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $146,959
          Form or Registration No.:  Schedule 14D-1
          Filing Party: Great Universal Acquisition Corp. and The Great Universal Stores P.L.C.
          Date Filed:  March 16, 1998

================================================================================

Page 1 of 5 Pages                                        Exhibit Index on page 5

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $31.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 1998 and the related Letter of Transmittal, which were filed as exhibits (a)(1) and (a)(2) to the Schedule 14D-1.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

     Item 10.  Additional Information.

     (g) Parent filed a counterclaim (the "Counterclaim") against American Business Information, Inc. ("ABI") on March 20, 1998 in the Court of Chancery in and for New Castle County, Delaware in the action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC). The Counterclaim alleges, among other things, that ABI tortiously interfered with the Merger Agreement and Parent's prospective business relations with the Company by knowingly and intentionally seeking to induce the Company to abandon and breach its contractual obligation to, and prospective business relations with, Parent. The Counterclaim also alleges that ABI breached a confidentiality agreement (the "ABI Confidentiality Agreement") entered into by ABI with the Company's financial advisor and of which Parent is a third party beneficiary and upon which Parent relied to its detriment, which agreement prohibited ABI from acquiring, or offering to acquire, any voting securities of the Company without the Company's prior written consent. As relief, the Counterclaim seeks, among other things, an injunction against ABI from interfering with the Merger Agreement and the prospective business relations between Parent and the Company, an injunction against ABI from taking any further actions in breach of the ABI Confidentiality Agreement, an injunction against ABI from acquiring or attempting to acquire any of the Company's securities, an award to Parent of actual, punitive and other damages in an amount to be determined at trial, estimated to exceed $500 million, and an award to Parent of its costs and expenses incurred in connection with the litigation.

     The above summary does not purport to be complete and is qualified in its entirety by the full text of the Counterclaim, which is attached hereto as Exhibit (g)(2) and which is hereby incorporated herein by reference.

     On March 23, 1998, Parent issued a press release announcing the filing of the Counterclaim, a copy of which is attached hereto as Exhibit (a)(10) and which press release is incorporated herein by reference.

     (h) The Company, certain of its directors and present and former managment employees, R.R. Donnelley & Sons Company, Parent and Purchaser have been named as defendants in three purported class action lawsuits commenced on or about March 20, 1998 in the Court of Chancery in and for New Castle County, Delaware. Such actions are captioned Kislev Trading v. Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, Metromail Corporation and The Great Universal Stores P.L.C. (Case No. 16268NC), Andrea Brown v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16273NC) and Mohamed Yassin v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16272NC), respectively. The complaint in each of such lawsuits (collectively, the "Complaints") contains substantially similar claims as those set forth in the ABI Complaint and seeks as relief, among other things, an injuction against consummation of the transactions contemplated by the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreements, an accounting to the class for damages and all profits and special benefits obtained by defendants as a result of their conduct and an award to the plaintiff of plaintiff's costs and disbursements, including reasonable attorneys' fees, incurred in connection with such lawsuit.

     The above summary does not purport to be complete and is qualified in its entirety by the full text of the Complaints, which are attached hereto as Exhibits (g)(3), (g)(4) and (g)(5), respectively, and which are incorporated herein by reference.

     (i) On March 20, 1998 and March 23, 1998, the Company issued press releases, copies of which are attached hereto as Exhibits (a)(11) and (a)(12), respectively, and which press releases are incorporated herein by reference.

     Item 11.  Material To Be Filed As Exhibits.

     Item 11 is hereby amended by adding the following:

          (a)(10) Press Release issued by The Great Universal Stores P.L.C. dated March 23, 1998.

          (a)(11) Press Release issued by Metromail Corporation dated March 20, 1998.

          (a)(12) Press Release issued by Metromail Corporation dated March 23, 1998.

          (g)(2) Counterclaim of Great Universal Stores, P.L.C. filed on March 20, 1998 in the Chancery Court in and for New Castle County, Delaware in an action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC)

          (g)(3)  Kislev Trading v. Jonathon P. Ward, Susan L. Hendricks, Robert
                  C. McCormack, Barton L. Faber, Peter F. Murphy, Metromail Corporation and The Great Universal Stores P.L.C. (Case No. 16268NC)

          (g)(4)  Andrea Brown v. Metromail Corporation, Jonathon P. Ward, Susan
                  L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16273NC)

          (g)(5) Mohamed Yassin v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16272NC)

                               Page 2 of 5 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 23, 1998         GREAT UNIVERSAL ACQUISITION CORP.



                              By:  /s/ Thomas A. Gasparini
                                 --------------------------------------------
                                   Name:  Thomas A. Gasparini
                                   Title:  Vice President and General Counsel



                               Page 3 of 5 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 23, 1998               THE GREAT UNIVERSAL STORES P.L.C.



                                    By: /s/ John W. Peace
                                       ----------------------
                                        Name:  John W. Peace
                                        Title: Director



                               Page 4 of 5 Pages

                                 EXHIBIT INDEX



Exhibit
Number   Description
-------  -----------

(a)(10) Press Release issued by The Great Universal Stores P.L.C. dated March 23, 1998.

(a)(11)  Press Release issued by Metromail Corporation dated March 20, 1998.

(a)(12)  Press Release issued by Metromail Corporation dated March 23, 1998.

(g)(2) Counterclaim of Great Universal Stores, P.L.C. filed on March 20, 1998 in the Chancery Court, Castle County in the State of Delaware in an action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC)

(g)(3) Kislev Trading v. Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, Metromail Corporation and The Great Universal Stores P.L.C. (Case No. 16268NC)

(g)(4) Andrea Brown v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16273NC)

(g)(5) Mohamed Yassin v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16272NC)

                               Page 5 of 5 Pages